UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

On May 14, 2015, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2015 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2015

4

1Q15

Adecoagro recorded 1Q15 Adjusted EBITDA of $35.8 million and Net Income of $13.8 million

Luxembourg, May 14, 2015 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the first quarter ended March 31, 2015. The financial and operational information contained in this press release is based on the unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Gross Sales	114,218	99,129	15.2%
Net Sales [1]	109,236	94,535	15.6%
Adjusted EBITDA [2]			
Farming & Land Transformation	23,092	35,888	(35.7%)
Sugar, Ethanol & Energy	17,926	3,811	370.4%
Corporate Expenses	(5,197)	(4,968)	4.6%
Total Adjusted EBITDA	**35,821**	**34,731**	**3.1%**
Adjusted EBITDA Margin [2]	**32.8%**	**36.7%**	**(10.7%)**
Net Income	13,761	2,596	430.1%
Farming Planted Area (Hectares)	224,362	219,305	2.3%
Sugarcane Plantation Area (Hectares)	126,866	104,897	20.9%

- Adecoagro recorded Adjusted EBITDA[2] of $35.8 million in 1Q15, representing a 3.1% increase compared to 1Q14.
- Adjusted EBITDA margin[2] during 1Q15 reached 32.8% in 1Q15, compared to 36.7% in 1Q14.
- Net income for 1Q15 stands at $13.8 million, $11.2 million higher than in 1Q14.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

1Q15
Earnings Release
Conference Call

English Conference Call
May 15, 2015
9 a.m. (US EST)
10 a.m. Buenos Aires time
10 a.m. São Paulo time
2 p.m. Luxembourg time

Tel: +1 (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

21Q15The Farming and Land Transformation businesses’ Adjusted EBITDA in 1Q15 was $23.1 million, compared to $35.9 million in 1Q14. This decrease is primarily explained by: (i) a $25.1 million decrease in margins generated by our Crops segment as a result of lower corn, soybean and wheat prices, which was partially offset by higher crop yields and an $8.8 million gain ($3.7 million unrealized) from the mark-to-market of our commodity hedge position, compared to a $12.5 million loss in 1Q14; and (ii) a $7.8 million reduction in margins from our Rice segment, resulting from lower rice yields due to above average rains and cloudy days during the development of the crop, coupled with an increase in production costs measured in USD driven by the appreciation of the Argentine peso in real terms.The Sugar, Ethanol and Energy business underwent its annual inter-harvest maintenance of industrial and agricultural equipment during the first quarter of 2015. Accordingly, 1Q15 Adjusted EBITDA primarily reflects the sale of sugar and ethanol inventories as well as a portion of the ethanolproduced during March, the expenses incurred in sugarcane harvest, maintenance and treatment, overhead expenses and derivative hedge results.Adjusted EBITDA during 1Q15 reached $17.9 million, $14.1 million higher year-over-year. Financial performance in 1Q15 was enhanced by: (i) our ethanol carry strategy executed since August 2014, which allowed us to increase ethanol sales volumes by 37% compared to 1Q14 and capture higher off-season prices; (ii) a 61.7% increase in TRS per hectare driven by improvements in agricultural management; (iii) an accelerated start of the milling season that allowed us to crush 460.1 thousand tons of sugarcane compared to 45.2 thousand in 1Q14, resulting in 14x production growth and improved net sales and margins; and (iv) a $12.3 million gain ($9.7 million unrealized) resulting from the mark-to-market of our sugar derivative hedge position, contrasted by a $1.4 million loss in 1Q14. Despite a 12.6% increase in energy exports, results in the quarter were partially offset by lower year-over-year energy spot prices as a result of the new price cap set by the government.Net Income in 1Q15 was $13.8 million, $11.2 million higher than in 1Q14. Net income during the quarter was enhanced by (i) a $12.3 million unrealized gain from Changes in Fair Value of our sugarcane plantation driven by the natural growth experienced by sugarcane plantation during 1Q15, compared to a $3.4 million loss in 1Q14; and (ii) a $2.3 million year-over-year decrease in income tax. Net income was negatively affected by a $13.2 million foreign exchange loss, compared to a $3.9 million loss in 1Q14, explained by the 20.8% devaluation of the Brazilian Reais in 1Q15.Market OverviewCorn, soybean and wheat prices have been driven by bearish USDA quarterly reports regarding US stocks and acreage estimations for 2015/16 crop, coupled with the appreciation of the US dollar. We have entered into the US weather market and conditions in the northern hemisphere will a be key driver to follow in the coming months. In addition, historical high South American soybean production has shifted demand from the Northern Hemisphere, reducing support for CBOT prices.The first quarter of 2015 was marked by the end of the 2014/15 harvest in the Brazilian Center-South region. According to UNICA, the 2014/15 harvest reached a total crushing volume of 571.3 million tons, a 4.3% decrease over the previous year. In 1Q15, raw sugar prices continued to fall, settling at 11.93 US cents/lb on March, 31, 2015 (the lowest price level since January 2009). Energy spot prices throughout the quarter were traded at 388.48 BRL/MWh (the maximum rate authorized by the government) due to the low storage levels of Brazilian water reservoirs. Ethanol prices were 10.0% above the previous quarter, but 3.0% below the previous year, as a consequence of the high level of

1Q15

inventories in the Brazilian Center-South region. Nevertheless, higher gasoline prices (due to the tax changes implemented by the government) helped to boost hydrous consumption by 18.5% year-over-year, leading to a positive outlook for the 2015 ethanol market.

Strategy Execution

Commencement of 2014/15 Sugarcane Harvest

- Our sugarcane cluster in Mato Grosso do Sul had an accelerated start of milling and harvesting operations as part of a production strategy to extend the harvest period. The Angelica mill began crushing on March 11, 15 days ahead of last season, and the Ivinhema mill began on March 16, 40 days earlier than the previous season.
- In an industry with very high mechanization and high fixed cost structure, extending the milling season will allow us to increase sugarcane crushing and production, dilute fixed costs and enhance operating margins.
- Maintenance of industrial equipment and sugarcane plantations was successfully performed between January and early March. Our cluster has a sufficient supply of cane and is expected to crush at very close to nominal capacity. Our agricultural and industrial teams have undergone a thorough training process and are set to enhance operational and productive efficiencies throughout the year.

Capital Expenditures

- Consolidated capex spending is expected to slow down appreciably in 2015, driven by the completion of our sugarcane cluster in Mato Grosso do Sul. Capital expenditures are expected to reach between $150 and $170 million during the year, compared to $324 million the previous year. As of today, no major growth capex has been committed for 2016 onwards. Therefore, capex will consist primarily on maintenance related to the Sugar, Ethanol & Energy business, including sugarcane renewal and off-season maintenance of industrial facility and agricultural machinery.
- In 1Q15: capex decreased 54.4% year-over-year, from $137.8 million in 1Q14 to $62.8 million

3

1Q15

adecoagro

Operating Performance

Farming Business

2014/15 Harvest Year

Farming Production Data									
Planting & Production	**Planted Area (hectares)**			**2014/15 Harvested Area**			**Yields (Tons per hectare) (3)**		
	2014/15	**2013/14**	**Chg %**	**Hectares**	**% Harvested**	**Production**	**2014/15**	**2013/14**	**Chg %**
Soybean	63,970	58,691	9.0%	37,728	59.0%	116,723	3.1	2.9	6.1%
Soybean 2nd Crop	32,634	24,290	34.4%	10,414	31.9%	21,643	2.1	2.0	6.1%
Corn (1)	32,451	45,578	(28.8%)	7,625	23.5%	46,382	6.1	5.9	2.5%
Corn 2nd Crop	7,484	5,634	32.8%	-	-	-	-	-	-
Wheat (2)	37,020	29,412	25.9%	37,019	100.0%	84,605	2.3	2.6	(12.9%)
Sunflower	12,314	12,880	(4.4%)	11,368	92.3%	21,273	1.9	1.9	0.4%
Cotton	3,160	6,217	(49.2%)	-	-	-	-	-	-
Total Crops	**189,033**	**182,701**	**3.5%**	**104,154**	**55.1%**	**290,627**			
Rice	35,328	36,604	(3.5%)	34,002	96.2%	179,577	5.3	5.7	(7.0%)
Total Farming	**224,362**	**219,305**	**2.3%**	**138,156**	**61.6%**	**470,204**			
Owned Croppable Area	124,039	133,584	(7.1%)	88,921	71.7%				
Leased Area	60,205	55,797	7.9%	38,821	64.5%				
Second Crop Area	40,118	29,923	34.1%	10,414	26.0%				
Total Farming Area	**224,362**	**219,305**	**2.3%**	**138,156**	**61.6%**	-			
	Milking Cows (Average Heads)			Milk Production (MM liters) (1)			Productivity (Liters per cow per day)		
Dairy	**1Q15**	**1Q14**	**Chg %**	**1Q15**	**1Q14**	**Chg %**	**1Q15**	**1Q14**	**Chg %**
Milk Production	6,544	6,396	2.3%	20.3	19.3	5.2%	34.4	33.5	2.8%

(1) Includes sorghum and peanuts
(2) Includes barley.
(3) Yields for 2014/15 season are partial yields related to the harvesed area as of April 30, 2015. Yields for 2013/14 reflect the full harvest season.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

As of January 31, 2015, Adecoagro's planting activities for the 2014/15 harvest year were completed reaching a total planted area of 224,362 hectares, 2.3% above the previous harvest year. Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has decreased by 7.1% as a result of the farm sales in 2014. Leased area, which is an opportunistic business driven by return on invested capital, has increased by 7.9%. Driven by crop rotation adjustments and favorable weather for wheat in the north west of Argentina, double crop area (wheat followed by a soy 2nd crop) has also increased by 34.1%.

As of the end of April 2015, harvest operations for most of our crops are well underway, with 61.6% of total planted area already harvested, as further described below:

Soybean: As of the end of April 2015, we harvested 59.0% of the soybean crop. We are on schedule and above budget. Moderate and timely rains from January through March have allowed the crop to develop above expectations. We have currently obtained yields of 3.1 tons per hectare, 6.1% above the previous year. The completion of the harvest season is expected to conclude by mid-May and we expect final yields to be above the previous harvest season.

Soybean 2nd crop: The harvest of second crop soybean started during mid-April 2015 but the bulk of the harvest will occur mid-May. Total area harvested as of the end of April 2015 was of 10,414 hectares. Favorable weather has allowed the crop to develop above expectations, obtaining yields of 2.1 tons per hectare, 6.1% above the 2013/14 season. As we continue to harvest the crop we expect an increase in yields compared to the previous harvest year.

Corn: As of the end of April 2015, the harvested area for early corn totaled 7,625 hectares or 23.5% of the total planted area. Seeking to diversify our crop risk and manage water requirements, approximately 24.0% of the corn was planted early in September and 76.0% was planted late during the end of November and

4

1Q15

December 2014. The early corn located in our most productive farms, produced yields significantly above budget, favored by excellent weather conditions. By contrast, in our farms located in the north east of Argentina, early corn production was offset by excess rainfall during December 2014 and a drought during January 2015, which occurred during the flowering or critical growth stage. The late corn areas have received an adequate amount of rainfall allowing the crop to develop above expectations. In aggregate, we expect corn yields to be above the previous harvest year, which shows the benefits of the early-late balance in our corn planting strategy.

Wheat: As of December 31, 2014, the harvest of wheat was completed with 37,019 hectares harvested. Average yield for the wheat crop was 2.3 tons per hectare, 12.9% lower than the previous harvest year due to a higher proportion of area being planted in the north of Argentina which tends to result in lower yields. Planting for the 2015/16 harvest year will begin in May 2015 favored by abundant rainfalls from January to April 2015, which have filled the water table.

Sunflower: The harvest of the 12,880 hectares of sunflower began in late December 2014. As of the end of April 2015, 92.3% of sunflower had been harvested yielding an average of 1.9 per hectare, in line with the 2013/14 season.

Rice: As of the end of March 2015, the rice harvest was almost completed, reaching 96.2% of total planted area. Harvested yields were 5.3 tons per hectare, 7.0% below the previous harvest year. Supply of water in dams and rivers was sufficient to flood the rice fields throughout the crop's cycle. However, during mid-February through April, higher than normal amount of cloudy and rainy days had a negative impact on yields at some of our farms given that the plant requires sunlight for photosynthesis and plant growth. We expect yields to improve in the upcoming harvest years as we continue with the transformation process and zero-leveling of our rice farms—precise leveling of the land based on GPS and Laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy.

Cotton: The harvesting of cotton will begin mid May 2015. As we complete the harvest we expect a significant improvement in yields favored by excellent weather conditions.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data				
	metric	**1Q15**	**1Q14**	**Chg %**
Crushed Cane	*tons*	460,124	45,182	918.4%
Own Cane	*tons*	452,516	44,404	919.1%
Third Party Cane	*tons*	7,608	777	878.6%
Sugar Produced	*tons*	22,468	-	- %
Ethanol Produced	*M3*	16,596	2,103	689.0%
Hydrous Ethanol	*M3*	14,097	2,103	570.2%
Anhydrous Ethanol	*M3*	2,499	-	- %
TRS Equivalent Produced	*tons*	*51,485*	*3,526*	*1,360.3%*
Exported Energy	*MWh*	17,184	15,257	12.6%
Expansion & Renewal Area	*hectares*	3,975	9,587	(58.5%)
Harvested Area	*hectares*	6,216	663	836.9%
Sugarcane Plantation	*hectares*	126,866	104,897	20.9%

In the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season and are a period of warm weather and abundant rainfall. During this season, sugarcane plant growth is stimulated, which leads to less energy being stored by the plant in the form of sugar. As a result, mills suspend their crushing activities while equipment undergoes maintenance in preparation for the

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61Q15upcoming harvest year. During the first quarter, mills also focus on the renewal and expansion of their sugarcane plantations.As of March 31, 2015, our sugarcane plantation consisted of 126,866 hectares, representing a 20.9% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q15, we planted a total of 3,975 hectares of sugarcane, 58.5% less hectares than in 1Q14. Of this total area, 1,521 hectares correspond to expansion areas planted to supply additional sugarcane to our cluster in Mato Grosso do Sul, which is expected to crush close to full capacity during the 2015/16 harvest season; and 2,454 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation. During 1Q14 and throughout 2014, we accelerated the expansion of our sugarcane plantation in order to supply our incremental crushing capacity resulting from the construction of the second phase of the Ivinhema mill. During 2015, we anticipate a slowdown in expansion area since we are close to our stabilized plantation size, explaining the decrease sugarcane planting from 1Q14 to 1Q15.As a result of the high rates of mechanization of both agricultural and industrial operations, the proportion of fixed costs has grown to approximately 85% of total costs. Therefore, we are strategically seeking to extend the harvest year, by anticipating the commencement of the season as well as finishing as late as possible. This will allow us to increase sugarcane crushing and production per year, diluting fixed costs and enhancing operational margins.During 1Q15, our operational teams have been able to minimize the time required for the inter-harvest maintenance of industrial and agricultural equipment. As a result, we have been able to anticipate the commencement of milling operations. The Angelica mill began crushing on March 11, 15 days ahead of last season and the Ivinhema mill began on March 16, 40 days earlier than last season. As a result of the early start of harvest, milling during 1Q15 reached 460.1 thousand tons, 918.4% above 1Q14.Measured in terms of TRS/ha, productivity increased 61.7%, reaching 10.7 tons/hectare. This was mainly the result of improved agricultural management, including (i) effective implementation of pest controls, (ii) selection of the best cane varieties for the region, (iii) harvesting sugarcane at its optimum growth cycle; and (iv) our focus on renewing our plantation to maintain its productivity; among others.The combination of better productivity coupled with an earlier start resulted in an increase in sugar and ethanol production, measured in TRS equivalent of 1,360.3%. Energy exports grew by only 12.6% , explained by a delay in the maintenance and fine-tuning of turbo-generators in the cluster, offset by the fact that in 2014 the Angelica mill was turned on March 7 to burn a stockpile of bagasse left over from the previous harvest.

adecoagro
1Q15

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Gross Sales			
Farming	58,687	46,084	27.3%
Total Sales	**58,687**	**46,084**	**27.3%**
Adjusted EBITDA (1)			
Farming	23,092	35,888	(35.7%)
Land Transformation	-	-	-
Total Adjusted EBITDA (1)	**23,092**	**35,888**	**(35.7%)**
Adjusted EBIT (1)			
Farming	21,346	34,088	(37.4%)
Land Transformation	-	-	-
Total Adjusted EBIT (2)	**21,346**	**34,088**	**(37.4%)**
Adjusted EBIT Margin	**36.4%**		

Adjusted EBIT(2) for the Farming and Land Transformation businesses was $21.3 million in 1Q15, $12.8 million below 1Q14. The 37.4% decrease is primarily the result of (i) lower margins (changes in fair value) in the Crops segment mainly explained by a decrease in commodity prices, which was partially offset by the mark-to-market gain of our hedge position and higher crop yields; (ii) lower margins in the Rice segment as a result of lower productivity per hectare and higher costs in dollar terms; and (iii) a slight decrease in the financial performance of our dairy segment on account of an increase in production costs per liter.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming business. We note that different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently similar types of costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

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adecoagro
1Q15

Crops

Crops - Highlights				
	metric	1Q15	1Q14	Chg %
Gross Sales	*$ thousands*	21,829	22,181	(1.6%)
	thousand tons	21.8	94.8	(77.0%)
	$ per ton	1,000.0	234.1	327.3%
Adjusted EBITDA	*$ thousands*	15,291	21,050	(27.4%)
Adjusted EBIT	***$ thousands***	**14,798**	**20,604**	**(28.2%)**
Planted Area [1]	*hectares*	148,915	152,778	(2.5%)

(1) Does not include second crop planted area.

Adjusted EBIT in our Crops segment decreased to $14.8 million in 1Q15 from $20.6 million in 1Q14. The 28.2% decrease is primarily explained by (i) a $ 9.0 million gain in Changes in Fair Value of Biological Assets and Agricultural Produce, which reflects the margins recognized throughout the biological growth cycle and harvest of our crops related to the 2014/15 harvest year, contrasted to a $34.1 million gain during 1Q14 related to the 2013/14 harvest; and (ii) a $8.8 million gain generated by our commodity hedge position as of March 31, 2015, compared to a $11.6 million loss booked in 1Q14.

Crops - Changes in Fair Value Breakdown									
1Q15	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2014/15 Harvest Year									
Total planted Area Plan	***Hectares***	**63,970**	**32,535**	**32,451**	**7,587**	**37,020**	**12,314**	**3,160**	**189,037**
Planted area in initial growing stages	*Hectares*	-	-	-	-	-	-	-	-
Planted area with significant biological growth	*Hectares*	58,043	32,535	26,209	7,587	-	1,853	3,160	**129,386**
Changes in Fair Value in 1Q15 from planted area 2014/2015 with significant biological growth (i)	***$ thousands***	**5,957**	**780**	**(1,027)**	**(109)**	**-**	**(87)**	**549**	**6,063**
Area harvested in 4Q14	*Hectares*	-	-	-	-	35,862	2,312	-	38,174
Area harvested in 1Q15	*Hectares*	5,927	-	6,243	-	1,158	8,149	-	21,477
Changes in Fair Value in 1Q15 from harvested area 2014/15 (ii)	***$ thousands***	**1,458**	**-**	**-246**	**-**	**231**	**1,499**	**-**	**2,941**
Total Changes in Fair Value in 1Q15 (i+ii)	***$ thousands***	**7,415**	**780**	**(1,273)**	**(109)**	**231**	**1,412**	**549**	**9,004**

The table above shows the gains or losses from crop production generated during 1Q15. A total of 189,037 hectares were planted in the 2014/15 crop. As of March 31, 2015, 129,386 hectares had attained significant biological growth generating Changes in Fair Value of biological assets of $6.1 million, as opposed to $26.6 million during 1Q14. Favorable weather throughout the 2014/15 season generated an improvement in expected yields compared to the 2013/14 season, especially in our soybean and soybean second crop, but was offset by lower margins on account of the recent decrease in commodity prices.

Harvesting operations for our 2014/15 crops are well underway favored by above average weather conditions. As we complete the harvest we expect to see improvement in yields in most of our crops. A total of 21,477 hectares of soybean, corn, wheat and sunflower were harvested during 1Q15, generating Changes in Fair Value of agricultural produce of $2.9 million compared to $7.5 million in 1Q14. Results were favored by higher yields but offset by lower margins on account of the decrease in commodity prices.

As a result of these two effects, Total Changes in Fair Value in 1Q15 reached $9.0 million, compared to $34.1 million in 1Q14.

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Crops - Gross Sales Breakdown									
	Amount ($ '000)			Volume			$ per unit		
Crop	1Q15	1Q14	Chg %	1Q15	1Q14	Chg %	1Q15	1Q14	Chg %
Soybean	5,217	2,185	138.8%	17,488	6,573	166.1%	298	371	(19.6%)
Corn (1)	4,149	11,957	(65.3%)	27,477	59,352	(53.7%)	151	219	(31.1%)
Wheat (2)	6,861	5,373	27.7%	30,629	22,801	34.3%	224	244	(8.3%)
Sunflower	4,637	2,000	131.9%	10,514	5,843	79.9%	441	417	5.7%
Cotton Lint	713	333	114.3%	588	201	192.5%	1,212	1,683	(28.0%)
Others	252	250	0.8%	-	-	-	-	-	-
Total	**21,829**	**22,181**	**(1.6%)**	**86,697**	**94,770**	**(8.5%)**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Sales in 1Q15 were relatively in line with 1Q14 primarily driven by higher physical sales volumes of soybean, wheat, sunflower and cotton and offset by lower corn volumes, and lower grain and oilseed commodity prices. Higher sales volumes are primarily explained by higher yields due to favorable weather conditions throughout the 2013/14 season and offset by an increase in wheat and corn inventories.

Rice

Rice - Highlights				
	metric	1Q15	1Q14	Chg %
Gross Sales	*$ thousands*	28,488	16,486	72.8%
Gross Sales of White Rice	*$ thousands*	26,178	11,238	132.9%
	thousand tons (1)	43.8	19.5	124.4%
	$ per ton	597	575	3.8%
Gross Sales By-products	*$ thousands*	2,310	5,248	(56.0%)
	thousand tons (1)	22.8	37.4	(39.1%)
	$ per ton	102	140	(27.7%)
Adjusted EBITDA	*$ thousands*	5,936	12,932	(54.1%)
Adjusted EBIT	***$ thousands***	**5,141**	**12,076**	(57.4%)
Area under production (2)	*hectares*	35,328	36,604	(3.5%)
Rice Mills				
Total Procesed Rough Rice	*thousand tons (1)*	52.6	59.9	(12.2%)
Sales of Rice and Subproducts	*thousand tons (1)*	66.6	56.9	17.0%
Ending stock	*thousand tons (1)*	135.0	170.1	(20.7%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2013/14 harvest years

Financial performance of our Rice segment during 1Q15 is primarily explained by the harvest of the 2014/15 rice crop and to a lesser extent by the sales of processed rice and byproducts.

Gross sales during 1Q15 totaled $28.5 million, 72.8% higher year-over-year, mainly driven by a 124.4% increase in white rice sales volume and a 3.8% increase in prices compared to 1Q14, and offset by lower sales volumes and prices for byproducts.

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Despite the growth in sales, Adjusted EBIT during 1Q15 totaled $5.1 million, $6.9 million or 57.4% lower than in 1Q14. The decrease in performance is primarily explained by lower rice farming margins, reflected in the line item Changes in Fair Value of biological assets and agricultural produce. As you may see in the table below, during the second half of 2014 we planted a total of 35,328 hectares related to the 2014/15 crop, 3.5% lower than the 2013/14 crop primarily as a result of the sale of the San Agustin farm during 4Q13. During 1Q15 we harvested 31,183 hectares, generating Changes in Fair Value of $4.7 million, compared to $12.5 million generated in 1Q14. A total of 2.5 thousand hectares remain yet to be harvested during the second quarter. The $7.8 million decrease in Changes in Fair Value was driven by a 7.0% decrease in harvested yields year-over-year (from 5.7 tons/ha in 2013/14 to 5.3 tons/ha in 2014/15). The fall in yields is primarily explained by excess rains and cloudy days during the development and growth of the rice plants. Margins were also negatively affected by the fact that domestic inflation rates outpaced the devaluation of the Argentine peso, resulting in higher costs in USD terms (costs in 1Q14 had been positively affected by a 23% devaluation of the Argentine peso in January 2014).

Rice - Changes in Fair Value Breakdown

1Q15	metric	Rice
2014/15 harvest year		
Total Planted Area Plan	***Hectares***	**35,328**
Planted area in initial growing stages	*Hectares*	-
Planted area with significant biological growth	*Hectares*	2,584
Area to be planted	*Hectares*	-
Changes in Fair Value 1Q15 from planted area 2014/15 with significant biological growth (i)	***$ thousands***	**40**
Area harvested in 4Q14	*Hectares*	1,562
Area harvested in 1Q15	*Hectares*	31,183
Changes in Fair Value 1Q15 from harvested area in 2014/15 (ii)	***$ thousands***	**4,676**
Total Changes in Fair Value in 1Q15 (i+ii)	***$ thousands***	**4,717**

We expect operational and financial performance to continue improving over the next 3 years as we stabilize the recently developed areas, increase planted area through land transformation, and complete the implementation of zero-level technology over most of our planted area.

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Dairy

Dairy - Highlights				
	metric	**1Q15**	**1Q14**	**Chg %**
Gross Sales	*$ thousands* [(1)]	8,060	7,075	13.9%
	million liters [(2)]	19.9	18.1	9.8%
	$ per liter [(3)]	0.37	0.37	1.9%
Adjusted EBITDA	*$ thousands*	1,687	1,796	(6.1%)
Adjusted EBIT	***$ thousands***	**1,307**	**1,402**	**(6.8%)**
Milking Cows	*Average Heads*	6,544	6,396	2.3%
Cow Productivity	*Liter/Cow/Day*	34.4	33.5	2.8%
Total Milk Produced	*million liters*	20.3	19.3	5.2%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows

(2) includes liters of milk destined towards powdered milk production

(3) Sales price reflects the sale of fluid milk

Milk production reached 20.3 million liters in 1Q15, 5.2% higher than 1Q14. This increase is attributable to a 2.3% increase in our dairy cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities; and heightened by a 2.8% increase in cow productivity. Average productivity grew from 33.5 liters per cow per day in 1Q14 to 34.4 liters in 1Q15. We expect productivity to continue increasing gradually to our target of 36 liters per cow per day as the operation stabilizes and cows adapt to the new productive system.

Milk prices during the quarter increased 1.9%, which coupled with an increase in productivity and beef sales, resulted in a 13.9% growth in gross sales, from $7.1 million in 1Q14 to $8.1 million in 1Q15.

Despite the growth in productivity and sales, Adjusted EBIT reached $1.3 million, marking a 6.8% decrease over 1Q14. Adjusted EBIT was negatively affected by a 10.0% increase in production costs per liter, mainly driven by Argentine inflation and an increase in our dairy cow herd.

All Other Segments

All Other Segments - Highlights				
	metric	**1Q15**	**1Q14**	**Chg %**
Gross Sales	*$ thousands*	310	342	(9.4%)
Adjusted EBITDA	*$ thousands*	178	110	61.8%
Adjusted EBIT	*$ thousands*	**100**	**6**	**1,566.7%**

All Other Segments encompasses our cattle and coffee segments. Our cattle segment consists of over 63 thousand hectares of pasture land that because of its soil quality, is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. Our coffee segment currently consists of leasing 728 hectares of coffee trees on our Rio de Janeiro farm in Western Bahia, Brazil, to a third party for a 8-year period.

Adjusted EBIT for All Other Segment during 1Q15 presents no significant changes compared to 1Q14.

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Land transformation business

Land transformation - Highlights				
	metric	1Q15	1Q14	Chg %
Adjusted EBITDA	*$ thousands*	-	-	- %
Adjusted EBIT	***$ thousands***	**-**	**-**	**- %**
Land sold	*Hectares*	-	-	- %

There were no farm sales during 1Q15 and 1Q14. However, land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to other farms or projects with higher risk-adjusted returns, thereby enhancing return on invested capital.

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Net Sales [(1)]	50,549	48,451	4.3%
Gross Profit Manufacturing Activities	18,807	18,490	1.7%
Adjusted EBITDA	**17,926**	**3,812**	**370.3%**
Adjusted EBITDA Margin	35.5%	7.9%	350.7%

As previously discussed, in the Sugar, Ethanol & Energy business, the first three months of the year are commonly known as the inter-harvest season. During these summer months, due to favorable climatic conditions, sugarcane growth is stimulated and mills suspend their harvesting and crushing activities in order to undergo maintenance of industrial equipment and agricultural machinery in preparation for the upcoming harvest year. Therefore, Adjusted EBITDA in the first quarter mainly reflects the sales of sugar and ethanol inventories, expenses incurred in sugarcane crop production, derivative hedge results, G&A expenses, among others.

As shown in the table above, net sales in 1Q15 reached $50.5 million, 4.3% above 1Q14. Gross Profit from Manufacturing Activities increased 1.7%, from $18.5 million in 1Q14 to $18.8 million in 1Q15. The increase in net sales and gross profit was primarily driven by: (i) the ethanol carry commenced during mid 2014 with the strategy of building inventories to sell at higher prices during the off-season. As a result of this strategy, ethanol sales volumes in 1Q15 increased by 37%; and (ii) the early start of the harvest which resulted in significant growth in sugarcane crushing, production and ethanol sales volumes during the quarter.

Adjusted EBITDA during 1Q15 reached $17.9 million, $14.1 million or 370.3% higher than 1Q14. Adjusted EBITDA margin grew from 7.9% in 1Q14 to 35.5% in the current quarter. Financial improvement is primarily explained by (i) the increase in sales and gross profit explained above; (ii) a 61.7% increase in TRS per

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hectare; and (iii) a $12.3 million gain ($9.7 million unrealized) resulting from the mark-to-market of our sugar derivative hedge position, contrasted by a $1.4 million loss in 1Q14. We currently have approximately 90% of our 2015/16 production hedged at an average price of 15.7 US cents per pound.

In 1Q15, we engaged in the commercialization of 10,327 sugar tons from third parties. Although these transactions contribute positively to our overall profitability, EBITDA margins for this type of transactions are considerably lower than the margins from core production. Adjusted EBITDA margin net of the commercialization transactions would have reached 38.8%, 330 bps above reported margin.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown [1]	$ thousands			Units			($/unit)		
	1Q15	1Q14	Chg %	1Q15	1Q14	Chg %	1Q15	1Q14	Chg %
Sugar (tons)	13,814	12,935	6.8%	34,991	34,246	2.2%	395	378	4.5%
Ethanol (cubic meters)	35,062	32,445	8.1%	79,424	57,968	37.0%	441	560	(21.1%)
Energy (Mwh)	1,672	3,071	(45.6%)	17,184	15,257	12.6%	97	201	(51.7%)
TOTAL	**50,549**	**48,451**	**4.3%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

Sugar sales volumes grew slightly year-over-year, mainly driven by the commercialization of sugar from third parties. Our average realized sugar price during the quarter was 4.5% higher than 1Q14, resulting in a 6.8% increase in net sales.

As explained above, ethanol sales volumes increased 37.0% in 1Q15 compared to 1Q14, mainly driven by our carry strategy since mid 2014 and also due to the early start of the current milling season. Despite lower ethanol prices in 1Q15 compared to 1Q14, 4.6% in BRL and 21.1% in USD, ethanol prices were approximately 20% higher than what they were in mid 2014 when we started our carry strategy. Higher ethanol volume sold more than offset the decrease in prices, resulting in an 8.1% increase in net sales.

In the case of energy, sales volumes grew 12.6% year-over-year, positively affected by the early start of the crushing season. However, energy prices were negatively affected by a measure implemented by the Brazilian National Energy Agency (Aneel) on November 25, 2014, by which the ceiling price of electricity was reduced from 822 BRL/MWh.83 to 388.48 BRL/MWh. As a result, our realized energy prices, compared to 1Q14, decreased by 34.5% in BRL and a 51.7% in USD, resulting in a 45.6% drop in net sales.

Sugar, Ethanol & Energy - Industrial indicators	metric	1Q15	1Q14	Chg %
Milling Cluster	*thousand tons*	460,124	42,263	988.7%
Milling UMA	*thousand tons*	-	-	-
Milling Total	***thousand tons***	**460,124**	**42,263**	**988.7%**
Own sugarcane	*%*	98.3%	98.3%	0.1%
Sugar mix in production	*%*	45.6%	0.0%	- %
Ethanol mix in production	*%*	54.4%	100.0%	(45.6%)
Exported energy per ton crushed	*KWh/ton*	38.9	361.0	(89.2%)

Milling operations at Angelica and Ivinhema began on March 11 and March 16, 16 and 40 days respectively ahead of the previous seasons. As a result, sugarcane crushing reached a total of 460.1 thousand tons during the quarter, almost 10 times more than the previous year. Extending the sugarcane harvest cycle by

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starting early March and finishing towards the end of the year will allow us to maximize annual cane crushing, dilute fixed costs and enhance margins.

In terms of production mix, 45.6% of the sugar content (TRS) was shifted towards sugar production and 54.4% towards ethanol production. The mix favored ethanol in order to capture the higher prices from the end of the inter-harvest season.

Exported energy per ton crushed reached 38.9 Kwh/ton compared to 361.0 Kwh/ton in 1Q14. This decrease is explained by: (i) the excess stockpile of bagasse that was carried from 2013 to be burned during the off-season at the beginning of 2014. Therefore, we produced and sold energy without having to crush sugarcane, improving the cogen ratio; and (ii) delays in the start of Angelica's #3 and Ivinhema's #1 & #2 generators. The bagasse that was not burned during 1Q15 is stored and will be transformed into energy throughout the year.

Agricultural Produce - Productive Indicators				
	metric	1Q15	1Q14	Chg %
Harvested own sugarcane	*thousand tons*	452,516	42,263	970.7%
Harvested area	*Hectares*	6,216	659	843.8%
Yield	*tons/hectare*	90.7	64.2	41.3%
TRS content	*kg/ton*	117.9	103.0	14.5%
TRS per hectare	*kg/hectare*	10,689	6,610	61.7%
Mechanized harvest	*%*	100.0%	100.0%	- %

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing.

Harvested own sugarcane experienced a significant increase of 970.7% compared to 1Q14 mainly driven by (i) the expansion of the Ivinhema mill and related sugarcane plantation; and (ii) the early start of the harvest season.

In 1Q15, we experienced a 41.3% increase in sugarcane yields, coupled with a 14.5% increase in TRS, resulting in a 61.7% increase in TRS/ha. This growth was the result of our focus on improving our agricultural operations. Examples include: (i) effective implementation of pest controls, (ii) utilization of best cane varieties for the region, (iii) harvesting the cane at its optimum growth cycle; and (iv) the renewal of the sugarcane plantation. Sugarcane productivity was also positively affected by favorable weather conditions during the growth season.

We expect sugarcane yields and TRS content to increase as we reach our full utilization of nominal capacity in our 9.0 million ton cluster in Mato Grosso do Sul.

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Sugar, Ethanol & Energy - Changes in Fair Value						
	1Q15			1Q14		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(a) Sugarcane plantations at begining of period	274,970	117,139	2,347	213,776	99,409	2,150
(b) Planting investment (1)	11,205			25,130		
(c) Increase due to purchases	-	6,517	2,588	526	9,587	55
(d) Exchange difference	(47,214)			8,912		
(e) Sugarcane w/ significant biological growth at end of period	251,241	125,895	1,996	244,966	104,897	2,335
Changes in Fair Value of Biological Assets (e) - [(a) + (b) + (c) + (d)]	**12,281**			**(3,378)**		
Agricultural produce						
	$	Tons	$/ton	$	Tons	$/ton
(a) Harvested own sugarcane (2)(3)	10,788	452,516	19.6	3,757	44,404	20.38
(b) Crop maintenance costs	(6,749)		(14.9)	(7,469)		(168.2)
(c) Leasing Costs	(3,577)		(7.9)	-		-
(d) Harvest costs	(4,752)		(10.5)	(2,225)		(50.1)
Changes in Fair Value of Agricultural Produce (a) + (b) + (c) + (d)	**(4,290)**			**(5,936)**		
Total Changes in Fair Value	**7,991**			**(9,314)**		

(1) Sugarcane planting area includes work-in-progress planting activities over 3,066 hectares in 2015 and 6,100 hectares in 2014. These areas are not considered for calculating $/hectare.
(2) Sugarcane transfer prices are set by Consecana Index, which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.
(3) $ and $/ton values includes 99,296 tons of sugarcane seed for planting in 2015 and 139,983 tons in 2014.

Changes in Fair Value of Agricultural Produce (realized) in 1Q15 was negative $4.3 million, compared to negative $5.9 million in 1Q14. The change was mainly a result of the increase in harvested sugarcane, from 184.4 thousand tons harvested in 1Q14 to 551.8 thousand tons in 1Q15. This increase was driven by the early start of the milling season coupled with higher sugarcane yields, and partially offset by lower sugarcane prices.

Changes in Fair Value of Biological Assets (unrealized) in 1Q15 was positive $12.3 million compared to negative $3.4 million in 1Q14. The gain in 1Q15 was primarily driven by the natural growth cycle of the sugarcane plantation during the inter-harvest. Warm temperatures and good rains during the first quarter, coupled with the fact that there is no harvest during January and February, allows sugarcane to increase its yield and thus its fair value per hectare. The depreciation of the Brazilian currency caused a decline in the value from 2,335 $/hectare to 1,996 $/hectare.

Total Changes in Fair Value of Biological Assets and Agricultural Produce was a $8.0 million gain compared to a $9.3 million loss in 1Q14.

Corporate Expenses

Corporate Expenses			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Corporate Expenses	(5,197)	(4,968)	(4.6%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown on the tables above corporate expenses for 1Q15 were $5.2 million, essentially in line with 1Q14.

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Other Operating Income

Other Operating Income			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	21,119	(11,600)	(282.1%)
(Loss) from forward contracts	(29)	(2,327)	- %
Gain from disposal of other property items	-	351	- %
(Loss) from disposal of biological assets	(9)	-	- %
Other	151	6	- %
Total	**21,232**	**(13,570)**	**(256.5%)**

Other Operating Income in 1Q15 was $21.2 million, $34.8 million above 1Q14.

This increase is primarily explained by (i) a $21.1 million gain resulting from the mark-to-market of our soybean, corn and sugar derivative hedge positions, compared to an $13.9 million loss (including forward contracts) generated in 1Q14 (please see "Commodity Hedging" chart on pages 18-19 of this release).

Financial Results

Financial Results			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Interest Expenses, net	(10,147)	(11,216)	9.5%
Cash Flow Hedge - Transfer from Equity	464	(245)	289.4%
FX (Losses), net	(13,694)	(3,702)	(269.9%)
Gain from derivative financial Instruments	226	592	(61.8%)
Taxes	(705)	(743)	5.1%
Other Expenses, net	(636)	(859)	26.0%
Total Financial Results	**(24,492)**	**(16,173)**	**(51.4%)**

Our net financial results in 1Q15 show a loss of $24.5 million, compared to a loss of $16.2 million in 1Q14. The higher loss is primarily explained by:

(i) foreign currency losses (reflected in "Cash Flow Hedge – Transfer from Equity"[(1)] and "Fx Gain/Loss" line items) totaled $13.2 million in 1Q15 compared to $3.9 million in 1Q14. This higher loss is primarily explained by an acceleration of the devaluation rate of the Brazilian Reais which depreciated 20.8% in 1Q15 compared to a 3.4% appreciation in 1Q14; and

(ii) offset by a $1.1 million or 9.5% decrease in interest expenses in 1Q15, resulting from the depreciation of the Brazilian Reais during 1Q15.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

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Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both past sales invoiced/delivered and fixed-price forward and futures contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2013/14 Harvest Year				
Soybean	Argentina	173.2	282.3	1,241
	Brazil	15.4	413.9	1,369
	Uruguay	20.9	479.5	1,359
Corn	Argentina	276.1	177.5	608
	Brazil	12.5	132.9	564
	Uruguay	4.1	218.7	606
Wheat	Argentina	57.9	282.6	1,048
	Uruguay	9.4	275.3	804
Cotton	Argentina	1.8	1,316.6	65
	Brazil	4.3	1,496.1	74
2014/15 Harvest Year				
Soybean	Argentina	220.822	263.3	1,161
	Brazil	22.500	338.0	1,151
	Uruguay	8.000	369.4	1,060
Corn	Argentina	230.407	153.1	530
	Brazil	0.000	0.0	-
	Uruguay	0.460	150.0	432
Wheat	Argentina	30.1	180.5	687
	Uruguay	2.0	163.3	499
Cotton	Argentina	-	-	-
	Brazil	0.5	1,565	71

Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2014/15 Harvest Year				
VHP Sugar	Brazil	337	375	16.9
Ethanol (2)	Brazil	297	468	-
Energy (MWh) (3)	Brazil	443	132	-
2015/16 Harvest Year		-	-	-
VHP Sugar	Brazil	362	347	15.7
Ethanol (2)	Brazil	5	381	-
Energy (MWh) (3)	Brazil	422	84	-
2016/17 Harvest Year		-	-	-
VHP Sugar	Brazil	42	324	14.6
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	305	75	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
2) Ethanol prices are net of PIS/COFINS, ICMS and INSS
3) Considers exchange rate of 3.21 R$/US$

The table below summarizes the results generated by Adecoagro's derivative positions in 1Q15 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts which were closed in 1Q15 or in previous quarters. Unrealized gains and losses correspond to results generated by derivative positions which were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

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Gain/Loss from derivative instruments

Farming	Open hedge positions [1] (thousand tons)		2015 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2015	Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2013/14 Harvest Year							
Soybean	-		-	30	30	(4,140)	(4,111)
Corn	16		196	231	427	6,028	6,455
Wheat	-		-	-	-	(248)	(248)
Cotton	-		-	-	-	(111)	(111)
Coffee	-		-	-	-	203	203
Total	**16**		**196**	**260**	**456**	**1,731**	**2,188**
2014/15 Harvest Year							
Soybean	119	-	1,250	2,810	4,060	2,421	6,482
Corn	166	-	1,132	571	1,703	6,342	8,045
Wheat	4	-	(111)	496	385	(552)	(167)
Total	**289**		**2,272**	**3,876**	**6,147**	**8,212**	**14,359**
2015/16 Harvest Year							
Soybean	110	-	666	912	1,578	(326)	1,253
Corn	80	-	609	(17)	592	(588)	4
Total	**190**		**1,275**	**896**	**2,171**	**(914)**	**1,256**
Subtotal Farming (i)	**495**		**3,743**	**5,032**	**8,775**	**9,029**	**17,803**

Sugar, Ethanol & Energy	Open hedge positions [1] (thousand tons)	2015 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2015	Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2015/16 Harvest Year						
Sugar [2]	279	9,166	2,640	11,806	6,860	18,666
Ethanol	5	26	3	30	-	30
Total	**284**	**9,193**	**2,643**	**11,836**	**6,860**	**18,695**
2016/17 Harvest Year						
Sugar [2]	42	509	-	509	-	509
Ethanol	-	-	-		-	-
Total	**42**	**509**	**-**	**509**	**-**	**509**
Subtotal Sugar, Ethanol and Energy (ii)	**326**	**9,702**	**2,643**	**12,345**	**6,860**	**19,204**
Total (i+ii)	**822**	**13,445**	**7,674**	**21,119**	**15,888**	**37,008**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Volume hedged by options contacts is determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivative (delta).

(2) Sugar futures contracts are traded on the Intercontinental Exchange (ICE).

Indebtedness

18

191Q15Net Debt Breakdown$ thousands 1Q15 4Q14 Chg % 1Q14 Chg %Farming 108,106 87,127 24.1% 141,358 (23.5%)Short term Debt 6 8,824 5 2,222 31.8% 7 6,528 (10.1%)Long term Debt 3 9,282 3 4,905 12.5% 6 4,829 (39.4%)Sugar, Ethanol & Energy 669,731 611,378 9.5% 648,740 3.2%Short term Debt 1 24,317 154,959 (19.8%) 8 3,680 48.6%Long term Debt 5 45,414 456,419 19.5% 565,060 (3.5%)Total Short term Debt 193,141 207,181 (6.8%) 160,208 20.6%Total Long term Debt 584,696 491,324 19.0% 629,889 (7.2%)Gross Debt 777,837 698,505 11.4% 790,097 (1.6%)Cash & Equivalents 1 98,279 113,795 74.2% 247,431 (19.9%)Net Debt 579,558 584,710 (0.9%) 542,666 6.8%Adecoagro’s gross indebtedness as of 1Q15 was $777.8 million, 1.6% below March 31, 2014 and 11.4%above December 31, 2014.Outstanding debt related to our Farming business stands at $108.1 million, increasing 24.1% or $21.0 millionquarter-over-quarter. From a seasonality point of view, the first quarter is the one that requires the highestworking capital investment, since all of our crops are planted and most costs incurred, but only a smallamount of the crops are harvested and sold. As we continue harvesting throughout the second and thirdquarter we expect to reduce working capital invested and debt. On a year-over-year basis, debt decreased by23.5% or $ 33.3 million.In the Sugar and Ethanol business, debt increased by 9.5% or $58.4 million quarter-over-quarter and 3.2% or$21.0 million year-over-year primarily to finance the construction of the second phase of the Ivinhema mill,which added 3.0 million tons of additional crushing capacity.Cash and equivalents as of March 31, 2015, stood at $198.3 million, 74.2% higher than 4Q14 explained bythe syndicated loan we entered with ING and Rabobank in an amount equal to $160.0 million to finance thefinal tranche of the Ivinhema mill. Year-over-year cash and cash equivalents fell by 19.9% explained by theamortization of debt in the sugar business.As a result of these effects net debt remained essentially unchanged quarter-over-quarter and increased6.8% compared to 1Q14.As you can see in the charts in the bottom, on a consolidated basis our debt maturity profile currently standsat 75.0% in the long term and 25.0% in the short term. Our debt currency breakdown stands 36.0% inBrazilian Reals, 62.0% in US dollars and 1.0% in Argentine pesos.25%75%Short & Long Term DebtShort termLong Term36%62%2%Debt Currency BreakdownBrazilian RealsUS DollarsArgentine Pesos

1Q15

Capital Expenditures & Investments

Capital Expenditures & Investments			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Farming & Land Transformation	**6,180**	**1,965**	**214.6%**
Land Acquisitions	-	-	-
Land Transformation	4,380	276	1,484.5%
Rice Mill	239	423	(43.5%)
Dairy Free Stall Unit	136	625	(78.3%)
Others	1,425	640	122.7%
Sugar, Ethanol & Energy	**56,653**	**135,792**	**(58.3%)**
Sugar & Ethanol Mills	46,711	110,662	(57.8%)
Sugarcane Planting	9,942	25,130	(60.4%)
Total	**62,833**	**137,756**	**(54.4%)**

Adecoagro's capital expenditures during 1Q15 totaled $62.8 million, 54.4% lower than 1Q14. The decrease is mainly explained by a reduction in capex related to the expansion of our Sugar, Ethanol & Energy business. The construction of the second phase of the Ivinhema mill, which began during early 2014, is almost complete and should be fully finalized during May 2015.

Regarding the Farming and Land Transformation businesses, total capital expenditures during 1Q15 increased by $4.2 million to $6.2 million, mainly driven by expenditures related to land transformation projects. The most relevant project is the construction of a reservoir for irrigation in our Ita Caabo farm and transformation of cattle land, located in the north east of Argentina, which will allow us to expand our rice production area by 6,000 hectares.

Consolidated capex spending is expected to slowdown in 2015, due to the completion of the cluster, and is expected to reach between $150 and $170 million. As of today, no major growth capex has been committed for 2016, therefore it will consist primarily on maintenance related to the Sugar, Ethanol & Energy business.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**1Q15**	**1Q14**	**% Chg**	**1Q15**	**1Q14**	**% Chg**
Soybean	*tons*	17,333	100,887	(82.8%)	3,904	3,879	0.6%
Corn (1)	*tons*	52,375	12,856	307.4%	6,235	1,932	222.6%
Wheat (2)	*tons*	61,873	25,840	139.4%	5,177	5,099	1.5%
Sunflower	*tons*	11,761	13,105	(10.3%)	4,441	5,065	(12.3%)
Cotton lint	*tons*	889	-	- %	1,251	-	- %
Rough Rice (3)	*tons*	134,964	170,120	(20.7%)	31,951	39,706	(19.5%)
Sugar	*tons*	25,634	17,599	45.7%	4,729	4,188	12.9%
Ethanol	*m3*	30,326	17,645	71.9%	11,201	9,931	12.8%

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

20

211Q15Variations in inventory levels between 1Q15 and 1Q14 are attributable to (i) changes in production volumes resulting from changes in planted area, in production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or sales for each product.This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.Forward-looking Statements adecoagro
1Q15

Appendix

Market Overview


Soft Commodity Prices
(31-12-2013=100)
120
115
110
105
100
95
90
31/12/2013
07/01/2014
14/01/2014
21/01/2014
28/01/2014
04/02/2014
11/02/2014
18/02/2014
25/02/2014
04/03/2014
11/03/2014
18/03/2014
25/03/2014
01/04/2014
08/04/2014
15/04/2014
22/04/2014
29/04/2014
06/05/2014
Source: Thomson Reuters
SOYBEAN
CORN
WHEAT
COTTON
SUGAR

Farming Buisiness:

Corn:

CBOT Data: The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.84 in 1Q15, 17.7% lower than 1Q14, when the closing price averaged US$/bu 4.52. 4Q14 prices averaged USD/bu 3.72, 2.7% lower than 1Q15 .

USDA Data: Corn prices traded lower mainly pressured by larger than expected US corn plantings and higher than expected US inventories and World Ending stocks. USDA's quarterly stocks came out on March 31st, with stocks in all positions estimated at 7.745 billion bushels versus 7.008 billion bushels a year ago and 11.203 billion reported on December 1st.

As for the new crop, planting intentions were reported at 89.2 million acres, down from 90.6 million acres planted a year ago. In addition, on April 9th, USDA published their monthly World Agricultural Supply and Demand Estimates, with higher US and World ending stocks, versus previous month and a year ago. US ending stocks were reported at 1.827 billion bushels, up from 1.777 a month ago and 1.331 Year-over-Year. World ending stocks were reported at 188.5 million tons, up from 185.3 a month ago and 158.0 Year-over-Year. Stock-to-use ratio was slightly revised down to 19.4 percent, still the highest level in more than ten years.

22

231Q15In addition, the USDA published South American corn production, forecasted to fall Year-over-Year, with Argentina´s production at 24 MMT, down 1 MMT or -4 percent Year-over-Year, and Brazilian production at 75 MMT, down 4.3 MMT or -5 percent Year-over-Year.Finally yet importantly, we have entered into the U.S. weather market and conditions in the northern hemisphere will be a key driver to follow in the coming months. Corn planting is off to a slow start, though the pace can increase significantly once planting begins in central areas of the Corn Belt.Soybean:CBOT Data: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 9.90 in 1Q15, 36.9% lower than 1Q14, when the closing price averaged US$/bu 13.56. 4Q14 prices averaged USD/bu 10.07, 1.7% higher than 1Q15.USDA Data: During the first quarter, old-crop soybean and soybean meal futures prices sank to their lowest level since October 2014 on the outlook for ample U.S. and world soybean supplies. USDA’s quarterly stocks came out on March 31st, with stocks in all positions estimated at 1.334 billion bushels versus 0.994 billion bushels a year ago and 2.524 billion reported on December 1st.As for the new crop, planting intentions were reported at 84.6 million acres, up from 93.5 million acres planted a year ago and historical high.In addition, on April 9th, USDA published their monthly World Agricultural Supply and Demand Estimates, with US ending stocks reported at 0.370 billion bushels, down from 0.385 a month ago but up from 0.135 a year ago. World ending stocks were reported at 89.6 million tons, up from 89.5 a month ago and 66.3 a year ago. Stock-to-use ratio was slightly revised down to 30.0 percent, still the highest level in more than ten years. In addition, the USDA published South American soybeans production, forecasted to increase YoY, with Argentina´s production at 57 MMT, up 3 MMT or +5 percent YoY, and Brazilian production at 94.5 MMT, up 8.8 MMT or +9% YoY.Finally yet importantly, we have entered into the U.S. weather market and conditions in the northern hemisphere will be a key driver to follow in the coming months.Wheat:CBOT Data: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 5.22 in 1Q15, 18.2% lower than 1Q14, when the closing price averaged US$/bu 6.17. 4Q14 prices averaged USD/bu 5.55, 5.9% higher than 1Q15.USDA Data: USDA’s quarterly stocks came out on March 31st, with stocks in all positions estimated at 0.684 billion bushels versus 1.057 billion bushels a year ago and 1.525 billion reported on December 1st. As for the new crop, planting intentions were reported at 55.37 million acres, down from 56.82 million acres planted a year ago. In addition, on April 9th, USDA published their monthly World Agricultural Supply and Demand Estimates, with US ending stocks reported at 0.684 billion bushels, down from 0.691 a month ago but up from 0.583 a year ago. World ending stocks were reported at 197.2 million tons, down from 197.71 a month ago and 187.5 a year ago. Stock-to-use ratio was slightly revised down to 27.7 percent.

241Q15Rice:In Thailand, rice prices fell by only 1.5%.; which is significantly less than what it was observed in recent months. The market was quite active with sales exceeding 800,000 tons against 735,000 tons in February. These register a delay of 3.0% over the first quarter of 2014. The government expects to sell 10Mt in 2015 from 17Mt of reserves accumulated since 2011. But it is unlikely that this goal is reached because of the lack of an additional demand which could absorb this excess supply of rice. In addition, massive supply could cause a new drop in world prices; which is what international exporters mostly fear.In Vietnam, prices remained relatively firm for a market that is facing difficulties. Vietnam is facing strong competition, due to the excess Thai supply in the African market, where sales decreased by 60.0% in 2014, compared to 2013. However, export forecasts indicate an increase compared to 2014, reaching around 6.7Mt, of which 2 Mt would enter illegally into China through borders. In early April, the Viet 5.0% rice was relatively stable at $ 365/ton .In India, the export prices of high quality rice fell 2.0%. In contrast, low quality rice remained stable. The Indian authorities are trying to reinvigorate exports, especially towards Africa, where sales have strongly decreased because of the massive return of exports from Thailand. India expects to send trade delegations and promote non-aromatic rice in Africa. For now, it is estimated that the total exports from India could decrease 15.0% in 2015. In March, the Indian 5.0% rice was at $ 385/ton against $ 390 in February.In Pakistan, export prices were relatively stable and even firm by late March at values for Paki 5.0% rice at $330/ton. Prospects for 2015 indicate a possible increase in foreign sales due to more abundant supply.In the United States, export prices decreased by 1.5%. Exports were larger, reaching 285,000 tons in March against 190,000 tons in February. Exports register a delay of 20.0% over the first quarter of 2014. The indicative price for the 2/4 Long Grain milled rice was at $ 505 /ton against $ 515 / ton in February. By early April, prices were stable.In South America, the FOB average price for high-quality milled rice was $540 per ton during 1Q15, compared to an average of $600 in 1Q14 and $575 in 4Q14.Sugar and Ethanol:Sugar: Raw sugar prices continued to move lower in 1Q15, settling at 11.93 cl/lb on March 31, 2015, the lowest price level since January 2009. Sugar prices were on average 14.09 c/lb, a decrease of 14.0% when compared to the same period last year, and 11.0% lower than prices in 4Q14. Sugar prices started the year on a strong note, rising close to 16.00 c/lb in the second half of January 2015. This rally was driven by a combination of factors: (i) the announcement by the Brazilian government for the reinstatement of the CIDE tax on gasoline; (ii) the fact that during the first half of January rain levels in the center south region of Brazil were significantly below historical levels; and (iii) the strength of the BRL during the period. These three factors drove funds to liquidate their sizable net short positions. However, prices decreased once again in February and March, reaching 6 years lows. The rainfalls returned to the Center South region favoring the next Brazil crop; production in Thailand and India were also confirmed to be bigger than previously expected and the Indian government finally announced that it would place subsidies on its exports of sugar. In addition, the BRL

251Q15collapsed to a 12 year low, and associated with the weak fundamentals, lead funds to increase their net short position to historical highs.Ethanol: Ethanol prices started the year on a positive trend, driven by the reinstatement of the CIDE tax and the increase of the PIS/COFINS taxes on gasoline. In March, however, high inventories levels and the imminent end of the harvest season pressured ethanol prices, leading to a 2.5% and 3.4% year-over-year respective decrease in hydrous and anhydrous prices according to the Esalq index. However, compared to the previous quarter, there was a price increase in both hydrous and anhydrous price, increasing by 9.7% and 10.0% respectively. As reported by UNICA, the total ethanol consumption during 1Q15 was 8.7% higher than 1Q14 and 3.0% higher than 4Q14. The increase in consumption was primarily driven by a 18.5% year-over-year increase in hydrous prices boosted by the changes in the gasoline taxes.Energy: Energy spot prices in the southeast region of Brazil during 1Q15 were below 4Q14, as a result of the recent changes implemented by the government to reduce the ceiling price. Nevertheless as a result of the summer drought of 2014, which resulted in extremely low water levels in hydropower reservoirs, prices during the first quarter of 2015 were significantly above the historical average. In January, February and March 2015 the prices stood at the ceiling price, reaching 388,48BRL/MWh. Despite having rains during the quarter which managed to fill up some of the southeast reservoirs, the rains were not enough causing reservoir levels to stand at 27.6% compared to 36.3% in the same period of the previous year. As a result we expect prices to remain close to the ceiling price.

261Q15We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”.We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”.We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit / (Loss)

adecoagro
1Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	77	28,479	83	310	28,949	55,531	-	-	84,480
Cost of manufactured products sold and services rendered	(0)	(23,156)	(168)	(186)	(23,510)	(36,724)	-	-	(60,234)
Gross Profit from Manufacturing Activities	**77**	**5,323**	**(85)**	**124**	**5,439**	**18,807**	**-**	**-**	**24,246**
Sales of agricultural produce and biological assets	21,752	9	7,977	-	29,738	-	-	-	29,738
Cost of agricultural produce and biological assets	(21,752)	(9)	(7,977)	-	(29,738)	-	-	-	(29,738)
Initial recog. and changes in FV of BA and agricultural produce	9,004	4,717	1,955	(1)	15,675	7,991	-	-	23,666
Gain from changes in NRV of agricultural produce after harvest	(162)	-	-	-	(162)	-	-	-	(162)
Gross Profit from Agricultural Activities	**8,842**	**4,717**	**1,955**	**(1)**	**15,513**	**7,991**	**-**	**-**	**23,504**
Gross Margin Before Operating Expenses	**8,919**	**10,040**	**1,870**	**123**	**20,952**	**26,798**	**-**	**-**	**47,750**
General and administrative expenses	(1,403)	(1,087)	(370)	(19)	(2,879)	(4,421)	-	(4,718)	(12,018)
Selling expenses	(802)	(4,291)	(165)	(7)	(5,265)	(7,506)	-	(484)	(13,255)
Other operating income, net	8,962	479	(28)	2	9,415	12,205	-	5	21,625
Share of gain/(loss) of joint ventures	(878)	-	-	-	(878)	-	-	-	(878)
Profit from Operations Before Financing and Taxation	**14,798**	**5,141**	**1,307**	**99**	**21,345**	**27,076**	**-**	**(5,197)**	**43,224**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	1	1	(12,281)	-	-	(12,280)
Adjusted EBIT	**14,798**	**5,141**	**1,307**	**100**	**21,346**	**14,795**	**-**	**(5,197)**	**30,944**
(-) Depreciation and Amortization	493	795	380	78	1,746	3,131	-	-	4,877
Adjusted EBITDA	**15,291**	**5,936**	**1,687**	**178**	**23,092**	**17,926**	**-**	**(5,197)**	**35,821**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA						**32.3%**			**35,821**
(+) Initial recog. and changes in F.V. of BA (unrealized)									12,280
(+) Depreciation PPE									(4,877)
(+) Financial result, net									(24,492)
(+) Income Tax (Charge)/Benefit									(4,971)
Profit/(Loss) for the Period									**13,761**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q14

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	84	15,340	-	342	15,766	53,045	-	-	68,811
Cost of manufactured products sold and services rendered	-	(11,767)	-	(18)	(11,785)	(34,555)	-	-	(46,340)
Gross Profit from Manufacturing Activities	**84**	**3,573**	**-**	**324**	3,981	18,490	**-**	**-**	**22,471**
Sales of agricultural produce and biological assets	22,097	1,146	7,075	-	30,318	-	-	-	30,318
Cost of agricultural produce and biological assets	(22,097)	(1,146)	(7,075)	-	(30,318)	-	-	-	(30,318)
Initial recog. and changes in FV of BA and agricultural produce	34,089	12,515	1,932	(278)	48,258	(9,313)	-	-	38,945
Gain from changes in NRV of agricultural produce after harvest	861	-	-	-	861	-	-	-	861
Gross Profit from Agricultural Activities	**34,950**	**12,515**	**1,932**	**(278)**	49,119	(9,313)	**-**	**-**	**39,806**
Margin Before Operating Expenses	**35,034**	**16,088**	**1,932**	**46**	53,100	9,177	**-**	**-**	**62,277**
General and administrative expenses	(980)	(812)	(394)	(35)	(2,221)	(3,710)	-	(4,849)	(10,780)
Selling expenses	(722)	(3,383)	(155)	(4)	(4,264)	(7,155)	-	(217)	(11,636)
Other operating income, net	(12,503)	183	19	(1)	(12,302)	(1,366)	-	98	(13,570)
Share of gain/(loss) of joint ventures	(225)	-	-	-	(225)	-	-	-	(225)
Profit from Operations Before Financing and Taxation	**20,604**	**12,076**	**1,402**	**6**	34,088	(3,054)	**-**	**(4,968)**	**26,066**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	3,379	-	-	3,379
Adjusted EBIT	**20,604**	**12,076**	**1,402**	**6**	34,088	325	**-**	**(4,968)**	**29,445**
(-) Depreciation and Amortization	446	856	394	104	1,800	3,487	-	-	5,287
Adjusted EBITDA	**21,050**	**12,932**	**1,796**	**110**	35,888	3,812	-	**(4,968)**	**34,732**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**34,732**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(3,379)
(+) Depreciation PPE									(5,287)
(+) Financial result, net									(16,173)
(+) Income Tax (Charge)/Benefit									(7,297)
Profit/(Loss) for the Period									**2,596**

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1Q15

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income			
$ thousands	**1Q15**	**1Q14**	**Chg %**
Sales of manufactured products and services rendered	84,480	68,811	22.8%
Cost of manufactured products sold and services rendered	(60,234)	(46,340)	30.0%
Gross Profit from Manufacturing Activities	**24,246**	**22,471**	**7.9%**
Sales of agricultural produce and biological assets	29,738	30,318	(1.9%)
Cost of agricultural produce sold and direct agricultural selling expenses	(29,738)	(30,318)	(1.9%)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,666	38,945	(39.2%)
Changes in net realizable value of agricultural produce after harvest	(162)	861	(118.8%)
Gross Profit/(Loss) from Agricultural Activities	**23,504**	**39,806**	**(41.0%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**47,750**	**62,277**	**(23.3%)**
General and administrative expenses	(12,018)	(10,780)	11.5%
Selling expenses	(13,255)	(11,636)	13.9%
Other operating income, net	21,625	(13,570)	(259.4%)
Share of loss of joint ventures	(878)	(225)	290.2%
Profit from Operations Before Financing and Taxation	**43,224**	**26,066**	**65.8%**
Finance income	4,002	2,165	84.8%
Finance costs	(28,494)	(18,338)	55.4%
Financial results, net	(24,492)	(16,173)	51.4%
Loss Before Income Tax	**18,732**	**9,893**	**89.3%**
Income tax expenses	(4,971)	(7,297)	(31.9%)
Profit for the Period from Continuing Operations	**13,761**	**2,596**	**430.1%**
Profit/(Loss) for the Period from discontinued operations	-	-	- %
Profit for the Period	**13,761**	**2,596**	**430.1%**

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1Q15

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	1Q15	1Q14	Chg %
Cash flows from operating activities:			
Profit for the period	13,761	2,596	430.1%
Adjustments for:			
Income tax benefit	4,971	7,297	(31.9%)
Depreciation	4,742	5,186	(8.6%)
Amortization	135	101	33.7%
Gain from of disposal of other property items	(393)	(351)	12.0%
Equity settled share-based compensation granted	919	798	15.2%
Loss/(Gain) from derivative financial instruments and forwards	(21,316)	13,335	(259.9%)
Interest and other expense, net	10,783	12,075	(10.7%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(20,065)	(28,787)	(30.3%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	157	191	(17.8%)
Provision and allowances	458	2,094	(78.1%)
Share of loss from joint venture	878	225	-
Foreign exchange gains, net	13,694	3,702	269.9%
Cash flow hedge – transfer from equity	(464)	245	-
Discontinued operations	-	-	-
Subtotal	**8,260**	**18,707**	**(55.8%)**
Changes in operating assets and liabilities:			
Decrease in trade and other receivables	24,435	6,946	251.8%
(Increase) in inventories	(891)	(3,643)	(75.5%)
Investment in other companies	-		
Decrease in biological assets	11,296	18,329	(38.4%)
Decrease in other assets	6	17	(64.7%)
(Increase) in derivative financial instruments	11,309	(2,980)	(479.5%)
Increase/(Decrease) in trade and other payables	(13,027)	4,438	(393.5%)
(Decrease)/Increase in payroll and social security liabilities	486	(1,095)	(144.4%)
Increase/(Decrease) in provisions for other liabilities	19	281	(93.2%)
Net cash generated in operating activities before interest and taxes paid	**41,893**	**41,000**	**2.2%**
Income tax paid	(90)	(85)	-
Net cash generated from operating activities	**41,803**	**40,915**	**2.2%**
Cash flows from investing activities:			
Continuing operations:			
Purchases of property, plant and equipment	(51,284)	(87,963)	(41.7%)
Purchases of intangible assets	(195)	(238)	(18.1%)
Purchase of cattle and non current biological assetsplanting cost	(11,268)	(25,130)	(55.2%)
Interest received	2,568	1,477	73.9%
Investments in joint ventures	-	(1,372)	-
Proceeds from sale of farmland and other assets	127	-	-
Proceeds from sale of property, plant and equipment	-	268	(100.0%)
Proceeds from disposal of subsidiaries	-	-	- %
Loans to subsidiaries	(561)		
Net cash used in investing activities	**(60,613)**	**(112,958)**	**(46.3%)**
Cash flows from financing activities:			
Proceeds from equity settled share-based compensation exercised	634	459	-
Proceeds from long-term borrowings	160,746	120,770	33.1%
Payments of long-term borrowings	(11,189)	(30,192)	(62.9%)
Net increase in short-term borrowings	-	7,717	(100.0%)
Interest paid	(9,718)	(10,201)	(4.7%)
Purchase of own shares	-	(12,992)	
Net cash generated from financing activities	**125,879**	**75,561**	**66.6%**
Net increase/(decrease) in cash and cash equivalents	**107,069**	**3,518**	**2,943.5%**
Cash and cash equivalents at beginning of period	113,795	232,147	(51.0%)
Effect of exchange rate changes on cash and cash equivalents	(22,585)	11,764	(292.0%)
Cash and cash equivalents at end of period	**198,279**	**247,431**	**(19.9%)**

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1Q15

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position			
$ thousands	March 31, 2015	December 31, 2014	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment	711,450	776,905	(8.4%)
Investment property	6,470	6,675	(3.1%)
Intangible assets	21,556	23,778	(9.3%)
Biological assets	261,823	286,044	(8.5%)
Investments in joint ventures	1,839	2,752	(33.2%)
Financial Assets	-	-	
Deferred income tax assets	54,224	45,597	18.9%
Trade and other receivables	44,417	50,590	(12.2%)
Other assets	498	587	(15.2%)
Total Non-Current Assets	**1,102,277**	**1,192,928**	**(7.6%)**
Current Assets			
Biological assets	47,712	55,188	(13.5%)
Inventories	97,240	104,919	(7.3%)
Trade and other receivables	129,997	164,526	(21.0%)
Derivative financial instruments	18,898	7,966	137.2%
Cash and cash equivalents	198,279	113,795	74.2%
Total Current Assets	**492,126**	**446,394**	**10.2%**
TOTAL ASSETS	**1,594,403**	**1,639,322**	**(2.7%)**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	-
Share premium	933,790	933,044	0.1%
Cumulative translation adjustment	(473,654)	(395,804)	19.7%
Equity-settled compensation	17,401	16,735	4.0%
Cash flow hedge	(84,955)	(43,064)	97.3%
Other reserves	-	-	#¡DIV/0!
Treasury shares	(2,699)	(2,840)	(5.0%)
Reserve from the sale of minority interests in subsidiaries	25,508	25,508	
Retained earnings	58,471	45,644	28.1%
Equity attributable to equity holders of the parent	**657,435**	**762,796**	**(13.8%)**
Non controlling interest	8,275	7,589	9.0%
TOTAL SHAREHOLDERS EQUITY	**665,710**	**770,385**	**(13.6%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	2,363	2,391	(1.2%)
Borrowings	584,696	491,324	19.0%
Deferred income tax liabilities	38,829	39,635	(2.0%)
Payroll and social security liabilities	1,322	1,278	3.4%
Derivatives financial instruments	44	39	
Provisions for other liabilities	1,971	2,013	(2.1%)
Total Non-Current Liabilities	**629,225**	**536,680**	**17.2%**
Current Liabilities			
Trade and other payables	65,684	83,100	(21.0%)
Current income tax liabilities	170	76	123.7%
Payroll and social security liabilities	24,625	27,315	(9.8%)
Borrowings	193,141	207,182	(6.8%)
Derivative financial instruments	15,036	13,860	8.5%
Provisions for other liabilities	812	724	12.2%
Total Current Liabilities	**299,468**	**332,257**	**(9.9%)**
TOTAL LIABILITIES	**928,693**	**868,937**	6.9%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,594,403**	**1,639,322**	**(2.7%)**

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